UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Telesis Technology Corporation
(Name of Small Business Issuer in its charter)

Florida	04-368840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5306 Cortez Road West, Suite 2, Bradenton Florida	34210
(Address of principal executive offices)	(zip code)

Issuer’s telephone number:

(941)-795-7441

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 100,000,000 shares authorized, 13,367,500 issued and outstanding as of September 30, 2004.

Forward Looking Statements

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.  As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

Part I

Item 1.

Description of Business

A.

Business Development

Telesis Technology Corporation, hereinafter referred to as the “Company”, “Telesis” or “We,” was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Florida on June 6, 2002.  The Articles of Incorporation of the Company authorized the issuance of one hundred million (100,000,000) shares of $0.001 par value Common Stock.  As of September 30, 2004, the Company has 13,367,500 shares of Common Stock issued and outstanding held by approximately sixty (60) shareholders of record.

We have a primary business to design, develop, contract manufacture, and market Aerospace Application Microcircuits and Semiconductors to the Aerospace, Defense, Electronics, Telecommunications and Energy industries.  Telesis is organized into two business units: Specialty Electronic Components Manufacturing (SECM), which includes technological solutions of hardware & software applications, and Maintenance, Repair and Overhaul (MRO).

We have been selected and fully approved by the Department of Defense (“DOD”) as a Prime preferred contractor for Aerospace & Defense electronic components and parts, and are authorized to seek contracts from the Defense Logistics Agency (DLA), Defense Supply Center Columbus (DSCC) and Joint Army and Navy (JAN) to provide services in the supply of classified components. In addition to supplying domestic customers, the Government has authorized Telesis for Foreign Military Sales (“FMS”) to certain classified countries. However, our specialty products market is mainly within United States Aerospace and Defense Sectors.

We specialize in manufacturing Aerospace and Military grade components that are becoming obsolete, have been discontinued, or are end-of-life items of such discrete components as RF Transistors, Rectifiers, Diodes, and Voltage Regulators.  Additionally, Telesis produces such components as hermetically sealed instrument packages, transistors, diodes and specialty semiconductors.  We also produce machined, cast, and formed metal parts and subassemblies, using aluminum, titanium, magnesium, and other metals for the aerospace, transportation and, periodically, medical device industries.

We produce such components as hermetically sealed instrument packages, transistors, diodes and specialty semiconductors.  We also produce machined, cast, and formed metal parts and subassemblies, using aluminum, titanium, magnesium, and other metals for the aerospace, transportation and, periodically, medical device industries.

Additionally, we develop and employ our custom software databank called Active-Link that consists of 3000+ distributors and brokers of electronic components.  Active-Link software acts as a procurement agent providing us with vendors and distributors of products in search.

We have entered into revenue producing operations.  In the approximately twenty four months of operation from June 6, 2002 (Date of Inception) to June 30, 2004, the Company generated revenues amounting to $1,415,949 and posted net income of $93,270 resulting from cost of sales and selling, general and administrative expenses.

 The Company’s executive offices are located at 5306 West Cortez Road, Suite 2, Bradenton, Florida 34210 – Telephone (941)-795-7441.

The Company’s fiscal year end is December 31.

B.

Business of Issuer

(1)

Principal Products Or Services And Their Markets

The Company designs, develops, tests, manufactures and markets a diverse range of Aerospace & Defense products. Our products are in use, supporting communication systems, networks, test systems and applications for the Aerospace & Defense sectors. The Company is focused on providing product, system and service solutions for Commercial and Government customers.

We have five operating divisions with locations in Bradenton-Florida, Palmetto-Florida, Chapel Hill, North Carolina, and Singapore. The Divisions are product and customer specific as follows:

Division: Telesis RF

Telesis RF competes in the discrete segment of semiconductor industry. With wafer fab, manufacturing and distribution facilities in Singapore and Palmetto, Florida, we provide customers with a broad range of Aerospace & Automotive Rectifiers, Schottky Rectifiers, Power Rectifiers, Bridge Rectifiers, Transient Voltage Suppressors(TVSs), and Diodes. Our customers include manufacturers of Aerospace and Defense products, consumer and commercial electronics, lighting, telecommunications equipment, computers, automotive and automotive aftermarket products.  Below is a brief description of each of the products.

Automotive Rectifiers - Automotive Rectifiers are intended for use in automobile and high current applications. Telesis RF manufactures a full range of performance characteristics Press Fit Diodes, Button Diodes and Rectifier Cells which are available to remanufacture alternators to exactly meet expected demand. Solve alternator problems, whether spiking failure, constant heavy leading, and power surging.

Bridge Rectifiers - Constructed in either glass passivated chips or open junction chips, Telesis RF manufactures a complete line of Bridge Rectifiers, which can meet the power and case style requirements of almost all electronics equipment. They are low cost and essential for any electronics equipment, which requires full wave rectification of an AC power source.

Fast Recovery Rectifiers - As a family member of the recovery rectifiers, Telesis RF Fast Recovery Rectifiers are having maximum switching times of 150nS and low cost characteristics. They are ideal to use in switching mode power supplies and high frequency circuits in general, where low conduction losses, switching losses and cost are critical.

High Efficiency Rectifiers - Telesis RF High Efficiency Rectifiers characterize reverse recovery times as low as 50nS and voltage levels as high as 1000 volts and still maintain the efficiencies of a lower forward voltage loss. They are ideal to use in SMPS, inverters and free wheeling applications.

Schottky Rectifiers – The Schottky Rectifiers manufactured by Telesis RF are the ideal product for high speed and low power loss applications. Constructed in Schottky Barrier chip with Guard Ring for transient protection, we offer our customers a wide variety of barrier heights to best suit their end applications. They are ideally suited for low voltage, high frequency rectification, or as free-wheeling and polarity protection diodes.

Small Signal Schottky Diodes - Small Signal Schottky Diodes are the extension of our Schottky Rectifiers with forward current less than 0.5 Amp. They are available in popular SOT-23, SOT-323 single and dual, SOD-123, and SOD-323 packages. Low forward voltage drop and fast switching makes these diodes ideal for laptops, cell phones, PDA's and any of the new battery powered portable devices.

Small Signal Switching Diodes - Small Signal Switching Diodes are intended for using in telecommunications equipment, PC motherboards, automotive systems, power supplies and consumer. They are utilized for signal blocking, routing, switching, and handling a myriad of function at lower currents.

Standard Recovery Rectifiers - Telesis RF Standard Recovery Rectifiers characterize low forward voltage drop and high current capability. They are low cost and ideally suited for general purpose applications as consumer electronics, lightings, computers, telecommunications equipment and accessories.

Super Fast Recovery Rectifiers  - Encapsulated in axial leads, surface mount, TO-220, TO-220A or TO-3P packages, Telesis RF Super Fast Recovery Rectifiers are having reverse recovery time as low as 35nS to complement the Schottky devices for higher voltage requirements in high frequency applications. They are intended to use in switching mode power supplies and frequency circuits.

Transient Voltage Suppressors (TVS) - Transient Voltage Suppressors are manufactured with large area junctions to provide a high surge current handling capability and low dynamic impedance in avalanche mode. Their design enables these avalanche diodes to absorb large amounts of energy for short time durations without sustaining damage. Telesis RF offers a broad range of glass passivated avalanche TVS diodes ranging from 400 to 5000 watts designed to provide a high level of reliable protection against destructive surges.

Zener Diodes - Zener Diodes are used as voltage regulators, voltage references, voltage suppressors against ESD threats and assorted clipping and clamping circuits. Telesis RF provides a wide variety of package options including axial leads and surface mount SOD-123, SOD-323, SOT-23 and SOT-323 single and dual.

Division - Government Products Division

We offer bipolar, enhancement mode FET and LDMOS FET devices covering the 1.0 MHz to 4.2 GHz frequency spectrum with output power up to 300 Watts.  Transistors are available in a variety of hermetic and non-hermetic packages including balanced configurations.  Many designs feature internal impedance matching networks for enhanced performance.

These specialty discrete components have a wide application market such as Military Broadcast, this could be FM Broadcast, TV band III, TV band IV & V, Pulsed Avionics for IFF Applications, UHF for Military Communications, Military Cell base station, Military FM base station and Military land mobile.  Other applications include VHF and military pulsed radar, to name a few.  Our products are used in Broadcast, Military Communications, Avionics and Communications Sectors.  Specific customer applications of our Transistors, Rectifiers, Voltage Regulators, and Microcircuits include the following:

Broadcast Applications

(a)

FM BROADCAST: Single ended and balanced transistors for common emitter class C operation from 88 to 108 MHz.  Devices from 1 to 250 Watts CW with Vcc of 28 and 50 VDC.

(b)

UHF TV BROADCAST:  Single ended and balanced transistors for common emitter class A and AB operation from 470 to 860 MHz. Devices from 0.5 to 150 Watts P(SYNC) with Vcc of 28 to 28 VDC.

(c)

VHF TV BROADCAST:  Single ended and balanced transistors for common emitter class A and AB operation from 54 to 225 MHz. Devices from 0.5 to 250 Watts P(SYNC) with Vcc of 28 to 32 VDC.

(d)

POWER MODULES:

(i)

FM Broadcast Applications: 88-108 MHz Bandwidth, with designs up to 300 Watts.

(ii)

VHF TV Applications: 54 - 88 MHz & 174 - 225 MHz, with Class A & AB Designs to 250 Watts PK Sync.

(iii)

UHF TV Applications: 470 - 860 MHz, with Class A & AB Designs to 50 Watts PK Sync.

Military Communications

(a)

HF COMMUNICATIONS:  Single ended transistors for common emitter class AB operation from 2-30 MHz.  Devices from 10-250 Watts PEP with Vcc of 12.5, 28.0 and 50 VDC for mobile and fixed AM/SSB applications.

(b)

VHF COMMUNICATIONS:  Single ended and balanced transistors for common emitter class C operation from 50-175 MHz.  Devices from 1-150 Watts CW with Vcc of 12.5, 28.0 and 50 VDC for AM/FM mobile and fixed applications.

(c)

UHF COMMUNICATIONS:  Single ended and balanced transistors for common emitter class C operation from 450-512 MHz.  Devices from 1-45 Watts CW with Vcc of 12.5 VDC for FM mobile radio applications.  Single ended and balanced transistors for common base class C operation from 806 to 960 MHz.  Devices from 1-60 Watts CW with Vcc of 24 VDC for FM base station applications.  Single ended and balanced transistors for common emitter class AB operation from 860 to 960 MHz.  Devices from 1-150 Watts PEP with Vcc of 24 VDC for linear cellular base station applications.

(d)

MICROWAVE COMMUNICATIONS:  Single ended transistors for common base class C operation from 1.4-2.7 GHz.  Devices from 1-18 Watts CW with Vcc of 20 and 24 VDC for FM microwave links.

Aerospace Communications

(a)

AVIONICS:  Single ended and balanced transistors for common base class C operation from 960-1215 MHz.  Devices from 1-600 Watts Pulsed with Vcc of 28.0 to 50 VDC for DME, IFF and TACAN applications.

(b)

COMMUNICATIONS:  Single ended and balanced transistors for common emitter class A, AB and C operation from 100-500 MHz.  Devices from 1-125 Watts CW with Vcc of 28.0 VDC for aircraft, mobile and fixed applications.

(c)

RADAR:  Single ended and balanced transistors for common base class C operation from 400-3100 MHz. Devices from 1-500 Watts Pulsed with Vcc of 28.0 and 50 VDC for UHF, L and S band Pulsed Radar applications.

Division - Telesis Aerospace

We also provide Repair and Maintenance Service by contractual means only.  We will assist the customer in small quantity repair of components or replenishing and replacing the rejected components from the end product.  We also provide maintenance contracts on all existing product sales and repair work performed on products.

Division - Telesis Test Labs

Telesis Test Labs provides qualification, testing and validation services to end users of electronic components, distributors and suppliers of electronics, contract manufacturers and system integrators. Telesis Test Labs specializes in the pre-production and post-production testing and validation of board level components and provides "one-stop" service that allows its customers to improve their time to market, reduce costs and control quality parameters. Using a controlled, repeatable process, Telesis Test Labs delivers confidence that the tested devices conform to prescribed design specifications and are suitable for their intended operational use.

Telesis Test Labs specifically provides electronic testing services for Military, Defense, Aerospace, Commercial, Medical and Industrial applications including certain MIL SPEC TESTING on semiconductors and most electronic devices. We offer analysis of components, including: Destructive Physical Analysis (DPA), Failure Analysis (FA), Electrical Performance Analysis and Complete Component Analysis. We mainly specialize in Semiconductor Testing, Screening, Up-screening, Recertification, Qualification, Burn in and Reliability Electrical Testing at our facilities. Our electronic component testing services are located in Singapore and Palmetto, Florida, USA.

Testing Services

Telesis also provides electronic components testing services, including MIL SPEC validation testing on electronics, low and high frequency testing of electronic instruments and components. As an independent test lab we offer analysis of components including DPA Destructive Physical Analysis, FA Failure Analysis, EPA Electrical Performance Analysis and complete component analysis.

DPA Destructive Physical Analysis is the process of disassembling, testing, and inspecting a component for the purpose of determining conformance with applicable design and process requirements. This process of sample testing is used to ensure that a high reliability component or device is fabricated to the required standards. Destructive Physical Analysis is also used effectively to discover process defects for troublesome production lot problems. Telesis Technology Corporation's extensively equipped laboratory is capable of providing DPA. Construction Analysis can be performed as part of reliability assessment. The objective of the Construction Analysis is the early identification of potential deficiencies, which can cause zero hour failures or reliability problems. All analysis results and findings are brought together in a comprehensive report

(2)

Distribution Methods Of The Products Or Services

We have a direct sales force located in Palmetto, Florida. The Company’s sales force is dedicated solely to selling activities solely. Currently, the Company employs eight individuals as a part of this directed sales force, which is located at a Company owned facility in Palemetto, Florida.

(3)

Status Of Any Publicly Announced New Product Or Service

We do not have any publicly announced new products or services.

(4)

Competitive Business Conditions And The Small Business Issuer’s Competitive Position In The Industry And Methods Of Competition

We are a small competitor in the markets in which we operate and compete. We have many competitors, which are much larger in terms of both overall resources and sales revenue. Most of the Company’s competitors are larger organizations who do not adequately service smaller accounts. We manufacture to lean manufacturing standards and specializes in short and small production runs in an effort to better service to the smaller client accounts.

(5) Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

Raw Materials sources are very reliable and have mostly been consistent with purchasing cycles.  The Company uses the following suppliers: Portland Steel, Midwest Gear, Tri-State Technical, and The Lee Company.

(6) Dependence On One Or A Few Major Customers

We currently receive approximately two thirds (66.66%) of our revenue from the Department of Defense.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

We currently do not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

We have been selected and fully approved by the Department of Defense (“DOD”) as a Prime preferred contractor for Aerospace & Defense electronic components and parts, and are authorized to seek contracts from the Defense Logistics Agency (DLA), Defense Supply Center Columbus (DSCC) and Joint Army and Navy (JAN) to provide services in the supply of classified components. In addition to supplying domestic customers, the Government has authorized Telesis for Foreign Military Sales (“FMS”) to certain classified countries. However, our specialty products market is mainly within United States Aerospace and Defense Sectors.

(9) Effect Of Existing Or Probable Governmental Regulations On The Business

None.

(10) Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The Company estimates that Research and Development activities were valued at $ 750,000.00 for calendar year 2003 and 2004.  None of these research and development expenditures were borne by customers.

(11) Costs And Effects Of Compliance With Environmental Laws (Federal, State And Local)

None.

(12) Number Of Total Employees And Number Of Full Time Employees

As of September 1, 2004, the Issuer had 17 fulltime employees.   The below is a list of the employees and their titles.

Hasit Vibhakar

Chairman, CEO, President, Director

Mike Rogers

Vice President of Global Sales.

Glenn Stout

Vice President of Operations

Shefali Gandhi

Controller

Dan Wampole

Director of Management Information Systems MIS

Rich Haines

Director of Materials Management.

Ray Lofthouse

Director of Sales, GPD

Roosevelt Washington

Shipping & Receiving Clerk

Shawn Worthy

Packaging Clerk

Christine Batchelder

Account Manager, Telesis Test Labs

Michael Kreyeski

Test Engineer

Mark Bundles

Account Manager, CPD

Sushil Kumar

Sales Manager, India

Shawn Duval

Account Manager, CPD

Alan Pitstick

Account Manager, CPD

Peter Tan

Application Engineer, Singapore

Zach Taylor

Test Lab Manager

C.

Reports to Security Holders

(1)

Annual Reports

Although Telesis has not been required to do so, the Company intends voluntarily to deliver annual reports to security holders.  Such annual reports will include audited financial statements.

(2)

Periodic Reports with the SEC

As of the date of this Registration Statement, Telesis has not been filing periodic reports with the SEC.  However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis.  Hence, Telesis will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)

Availability of Filings

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.

Management’s Discussion and Plan of Operation

A.

Management’s Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

In the approximately twenty-four (24) months of operation from June 6, 2002 (Date of Inception) to June 30, 2004, Telesis generated $1,415,949 in revenues and incurred a cumulative net profit of $93,270. Telesis financed its operations during the period from June 6, 2002 (date of inception) to June 30, 2004 through profitable business operations and debt financing to build additional revenue producing facilities.

On April 16, 2004, the Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 1,042,500 shares of its common stock at $0.08 per share to outside investors for cash in the total amount of $83,400.  As of June 30, 2004, Telesis had 13,367,500 shares of Common issued and outstanding held by 49 shareholders of record. As of June 30, 2004, Telesis had a working capital of $694,625 including $188,343 in cash.

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

In the three months ended June 30, 2004, Telesis generated revenues of $678,129 with a net income of $43,894 as compared to June 30, 2003 wherein Telesis generated revenue of $274,695 with a net income of $29,853. Telesis believes that these results are indicative of a growth stage company. While there can  be no assurance that the Company will ultimately achieve consistent growth in recurring revenue or profitability, management believes revenues and net income increase will occur as the Company expands its current operations.

Over the next nine months, the Company plans to take the following material steps to further implement our business plan.

Third Quarter of 2004 – During the third quarter of 2004, the Company will focus on the following material steps in the implementation of its business plan.

1.

The Company will have a primary focus to design, develop and execute our plan to market and sell our Telesis RF product line.  The Company has accomplished the design phase and development of the product line.  The Company’s selector Guide and catalog of products will be available to existing customers mid year.  The first production run will occur at the end of August 2004.

2.

The Company plans to fully execute our business plan by running short production cycles on the highly allocated RF component lines and to stock the product in our main distribution warehouse in Palmetto, FL.

3.

By Mid Q-3 the Issuer plans to sign on several of the leading distributors of semiconductor and components to our line card.  The Issuer shall allocate franchise rights to our product line to strategic distributors according to market presence and location.  Our goal is to be able to sign on industry leaders in distribution in all parts of the country (USA) to begin with.

Fourth Quarter of 2004 – During the fourth quarter of 2004, the Company will focus on the following material steps in the implementation of its business plan.

1.

The Company anticipates to have four (4) fully profitable divisions up and running by end of Q-3.  This will be a challenge to accomplish due to the accelerated timeframe and resources available.  But we have successfully to date opened 3 divisions that are profitable and running consistently.

2.

The focus will be to expand the Company’s four (4) divisions and increase market share and penetration into new markets and industries.  The priority will be to establish customer relationships with a few large fortune 500 companies.  The fourth quarter of 2004 will be crucial to the Company’s success as we will be looking to double our growth by increasing revenues to an estimated and forecasted $ 1,400,000USD by end of 2004.

First Quarter of 2005 – During the first quarter of 2005, the Company will focus on the following material steps in the implementation of its business plan.

1.

The Company’s strategy will be simple “controlled growth” we shall develop and add new positions according to our resources and profitability within each division.  By quarter-end we plan to provide and add employment and new position for a total of twenty (20) employees.  The Company already provides industry standard benefits to our employees and will continue to strive to present the best possible benefits for its employees.

2.

Hasit Vibhakar, President of the Company, will assist in the planning and development of a new Distribution and Manufacturing facility by quarter-end.  The goal is to consolidate all USA locations under one roof.  The company plans to remain in Manatee County Florida due to the many abundant benefits to the local area.

B.

Plan of Operation

The Company believes that it has sufficient current assets and ongoing revenues to support its operations for the next twelve to eighteen months.  The Company has been engaged in revenue producing, profitable operations since fiscal year 2003. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

C.

Segment Data

As of December 31, 2003, the Company has generated sales revenues of $721,419.00 for twelve months ended for calendar year 2003 under a single business segment.  Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.

Description of Property

A.

Description of Property

The Company’s principal offices are located at 5306 Cortez Road West, Suite 2, Bradenton Florida 34210. Telephone: 941-795-7441 - Facsimile: 941-795-7442. The Corporate facility houses the main executive offices for the company.  Administration, Legal, Sales & Marketing activities are conducted from this main office. The Issuer owns this facility.

The Company also operates a test lab at 1611 12th Street East, Unit B, Palmetto, Florida 34221. This facility is newly constructed and owned by the Issuer. This facility houses a state of the art ESD Compliant Test Lab. It also contains sales and operation offices. The facility also as a main distribution warehouse that is utilized for stocking inventory and product.

The Company has an office at 165-B, Pocket 4 Mayur Vihar Phs I, New Delhi, India 110 091 India. Telephone: 91-11-22716043 - Facsimile: 91-98-10189898 (“Asia Pacific Facility”). The Asia Pacific Facility houses sales and marketing functions for the Issuer emphasizing sales in Asia and the Pacific region. The Company currently leases this Asia Pacific Facility.

The Company also has an office at 32 Maxwell Road 03-13 Whitehouse, Singapore, 069 115, Republic of Singapore (Waber Fab Facility). The Waber Fab facility houses manufacturing and sales of the Company’s products, functions as a regional shipping and distribution hub for the Issuer’s product line. Engineering and Design work is also housed at this facility. The Company currently leases the Waber Fab Facility.

B.

Investment Policies

The Company currently owns two office facilities as described under description of properties. The Company does not hold any investment in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

The Company’s owns the corporate offices, which are located at 5306 Cortez Road West, Suite 2, Bradenton Florida 34210. Telephone: 941-795-7441 - Facsimile: 941-795-7442. The Corporate facility houses the main executive offices for the company.  Administration, Legal, Sales & Marketing activities are conducted from this main office.

The Company also owns its test lab at 1611 12th Street East, Unit B, Palmetto, Florida 34221. This facility is newly constructed. This facility houses a state of the art ESD Compliant Test Lab. It also contains sales and operation offices. The facility also as a main distribution warehouse that is utilized for stocking inventory and product.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

A.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock.  Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name of Beneficial Owner	Number of Shares	% of Class
Common Stock	Hasit Vibhakar, President, CEO and Director (1)	12,000,000	89.77%
Common Stock	Glenn A. Stout III, Director of Operations and Logistics (2)	0	0.00%
Common Stock	Officers and Directors as a Group	12,000,000	90.45%

Footnotes:

(1).

The address for Hasit Vibhakar is 5306 Cortez Road West, Suite 2, Bradenton Florida 34210.

(2). The address for Glenn A, Stout III is 5306 Cortez Road West, Suite 2, Bradenton Florida 34210.

B.

Change in Control

No arrangements exist that may result in a change of control of the Company.

Item 5.

Directors and Executive Officers, Promoters and Control Persons

A.

Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company’s directors, executive officers, and significant employees are as follows:

NAME	AGE	POSITION	DIRECTOR SINCE
Hasit Vibhakar	31	President, Secretary, Treasurer, and Chairman of the Board	Inception
Glen A. Stout III	57	Director of Operations and Logistics	Not Applicable
Leonard McClure	55	Advisory Board Member	Not Applicable
Gary D. Jackson	64	Advisory Board Member	Not Applicable

Hasit Vibhakar, President, CEO, Secretary, Treasurer, & Chairman– is a seasoned business technology executive with a broad range of management experience, spanning engineering, sales, business development and product management.  Mr. Vibhakar has successfully served executive level leadership roles with both established and start-up technology companies, including: Harris Corporation (April 1999 to March 2002); Digital Lightwave (March 1997 to March 1999); and AV Electronics (June 1994 to March 1997).

Mr. Vibhakar has broad experience in charting and guiding growth on a global scale, but understands fully the necessity for the strategic direction and overall day-to-day operations of the Company.  He is focused on the Company's strategic planning, business development, and alliance management effort, and oversees a broad set of strategic and business development efforts focused on driving sales, growth, and market share.

Mr. Vibhakar currently serves on the board of two corporations.  He holds a BA in Environmental Engineering & Business Administration from Macalester College, St. Paul, MN.

Glenn A. Stout III, Director of Operations & Logistics - brings 25 years of experience in the high-tech industry to his post.  Prior to joining Telesis, Glenn held management positions with company’s in the manufacturing and production sectors.  His tenure with Stewart Warner Electronics spanned for over twenty four years, where he oversaw materials planning, purchasing, production, quality assurance, logistics, information systems, facilities management, and customer support.  During his tenure he built the entire operations group from the ground up and led the company through ISO 9000 certification.  Glenn has also worked for Visitec Corp 1994-1995; 1998-2002, DOS Computers 1991-1993 and Stewart Warner Electronics 1964-1990.  Glenn has also served in the US Army, intelligence group 82nd airborne.  Glenn has attended specialized coursework at Manatee Community College, Wright College and US Army Intelligence School, Ft. Holabird, MD.

Leonard McClure, Advisory Board Member  - Leonard McClure has spent over twenty-five years in the telecommunications industry, beginning in the Bell System, focusing on sales, marketing and executive management.  He has been responsible for market strategies and business development for many leading edge, high technology companies who have developed various hardware and software solutions to the meet the challenges of the industry’s newest and most elite voice, data and wireless infrastructures.  Leonard has been Vice President of Sales and on the executive staffs at ISR Global Telecom, Dorado Software, Harris Corporation and Teradyne.  He has had responsibility for international markets, as well as domestic carrier and enterprise markets.  Leonard earned his MA from the University of Tennessee, Knoxville, and his BA from the Virginia Military Institute.  He has served as an officer in the US Army.

Gary D. Jackson, Advisory Board Member - Mr. Jackson has spent over forty years in the electronics & telecommunications industry, with more than 30 years with the Bell System. Mr. Jackson’s background includes senior sales and marketing positions along with corporate executive management and development responsibilities. Mr. Jackson was also involved with new product development, pricing, internal audits and tariff issues, as well as directorship of public utility audits and F.C.C regulatory activities.  Mr. Jackson also served as Vice President, Education and Training for the National Paper Trade Association, Assistant Vice president Sales and marketing with Porta Systems Corporation, a worldwide manufacturer of telecommunications equipment, President of his own consulting firm and has held senior executive & national level sales and marketing management positions with Sprint, Nortel and Harris Corporation.  Mr. Jackson has also been a key resource providing leading edge solutions to RBOC's, end users and the support of the distribution channel.  Mr. Jackson has also contributed to the development of various university-based programs and as a speaker at Cal Poly, Rochester Institute of Technology, Michigan State and The Graduate School of Business, Miami University (Ohio).  Mr. Jackson is also a member of numerous industry-related associations.

B.

Family Relationships

None.

C.

Involvement on Certain Material Legal Proceedings During the Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.  No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.  No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.

Executive Compensation

A.

Remuneration of Directors, Executive Officers, and Significant Employees

NAME	POSITION	COMPENSATION
Hasit Vibhakar	President, Treasurer, Secretary, and Director	None
Glen A. Stout III	Director of Operations and Logistics	$30,000 Annual

The Board of Directors will determine the amount of salaries for all officers of the Company, which will depend on the profitability of the Company. In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.

Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.

Certain Relationships and Related Transactions

The Company’s major stockholder transferred inventory items to the Company during 2003. The inventory was valued at replacement cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281 in exchange for the inventory.

The Company’s major stockholder is the recipient of a non-interest bearing loan in the amount of $1,770. The loan receivable is included in the other assets section of the balance sheet.

The Company’s major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes F and G.

Item 8.

Description of Securities

The Company, a Florida corporation, is authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 20,000,000 shares of Preferred Stock, $0.001 par value.  The Company has currently issued approximately 13,367,500 shares of Common Stock which are held by approximately sixty (60) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors.  The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders.  There is no cumulative voting for the election of directors.

Part II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

A.

Market for the Registrant’s Equity

The Company is currently listed on the “Pink Sheets” as maintained by the National Quotation System, Inc. under the ticker symbol TLST. As of the date of this registration statement, the current bid price was $0.35 and the current ask price was $0.55.  The high price per share of common stock for the year was $1.15 and the low price per share of common stock  was $0.35.

As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company’s securities, but the Company may initiate such discussions in the future.

B.

Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of the date of this Registration Statement, there were no outstanding options, conversions or planned issuances of common stock.

C.

Security Holders

The Company has currently issued 13,367,500 shares of Common Stock, which are held to approximately sixty (65) shareholders of record.

D.

Securities that Could Be Sold Pursuant to Rule 144

There are 12,000,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, none of the 12,000,000 is currently freely transferable. In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders as of the date of this registration statement, we had 65 holders of record of our common stock.

E.

Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.

Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is 1st Global Stock Transfer, LLC, 7361 Prairie Falcon Road, Suite 110, Las Vegas, Nevada 89128. Telephone (702)-656-4919.

Item 2.

Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.

Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Telesis resigned (or declined to stand for re-election) or was dismissed.  To the best of management’s knowledge, no disagreements exist between Telesis and its principal accountant.

Item 4.

Recent Sale of Unregistered Securities

During the year beginning January 1 and ending December 31, 2003, the Company issued 12,225,000 shares of common stock to the initial shareholders. The shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

On April 16, 2004, the Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 1,042,500 shares of its common stock at $0.08 per share to outside investors for cash in the total amount of $83,400.  As of June 30, 2004, Telesis had 13,367,500 shares of Common issued and outstanding held by 49 shareholders of record.

There have been no other issuances of common and/or preferred stock.

Item 5.

Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Florida law.  The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.  However, the Company has yet to purchase any such insurance and has no plans to do so.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.

Financial Statements

TELESIS TECHNOLOGY

CORPORATION

FINANCIAL STATEMENTS

Telesis Technology Corporation

Balance Sheets as of December 31, 2003 and 2002

Statements of Operations,

Stockholders’ Equity, and

Cash Flows for the years ended

December 31, 2003 and for the

Period from inception June 22, 2002

Through December 31, 2002

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant

Telephone (314)-842-5556

11820 Tesson Ferry Road, Suite 200

 Fax (314)-842-5523

St. Louis, Missouri 63128

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Telesis Technology Corporation

I have audited the accompanying balance sheets of Telesis Technology Corporation as of December 31, 2003 and 2002, and the related statements of operations, stockholders; equity, and cash flows for the year ended December 31, 2003 and for the period June 22, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America.  These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telesis Technology Corporation as of December 31, 2003 and 2002, and the results of operations and its cash flows for the year ended December 31, 2003 and for the period June 22, 2002 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/Signed/

E. Randall Gruber, CPA, PC

April 23, 2004

Member:  American Institute of Certified Public Accountants

Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation

(an “S” corporation)

Balance Sheets

December 31, 2003 and 2002

	December 31,
	2002	2001
ASSETS
Cash and cash equivalents	$67,507	$69,954
Accounts receivable	161,309	3,934
Inventories	135,377	329
Prepaid expenses	5,000	-
Total current assets	369,193	74,217
Property and equipment (at cost), net of accumulated Depreciation of $4,098, and $248 respectively	131,078	105,457

Other assets
Loan to shareholder	1,770	-
Deposits	260	260
Total other assets	2,030	360

Total assets	502,301	179,934

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	90,175	264
Current maturities of long-term debt	2,200	1,700

Total current liabilities	92,375	1,964

Long-term debt
Mortgage payable, net of current maturities	66,596	69,669

Total liabilities	158,971	71,633

Stockholders’ equity
Preferred stock, $0.001 par value; 20,000,000 shares authorized; no shares issued and Outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized (2003) and $1.00 par value; 7,500 Shares authorized (2002) and 12,225,000 (2003) And 100 (2002) issued and outstanding	12,225	100
Additional paid in capital	251,729	108,508
Retained earnings (accumulated deficit)	79,376	(307)
Total stockholders’ equity	340,330	108,301

Total liabilities and stockholders’ equity	$502,301	$179,934

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statement of Operations

For the year ended December 31, 2003, and for the period

From inception June 22, 2002 through December 31, 2002

	For the Year ended December 31 2003	June 22, 2002 (inception) to December 31, 2002
REVENUES
Sales	$721,419	$16,401
Cost of sales	508,313	10,767
Gross margin	213,106	5,634
Operating expenses
Selling, general and administrative expenses	127,722	5,941

Total operating expenses	127,722	5,941

Income (loss) from operations	85,384	(307)

Other expenses
Interest expense	5,701	-

Total other expenses	5,701	-

Net income (loss)	$79,683	$(307)

Weighted average number of common shares Outstanding – basic and fully diluted	6,353,575	100

Net income (loss) per share – basic and fully Diluted	$0.01	$(3.07)

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statements of Stockholders’ Equity

For the year ended December 31, 2003, and for the period

From inception June 22, 2002 through December 31, 2002

	Common Stock
	Shares	Amount	Capital In Excess of Par Value	Retained Earnings/ Accumulated Deficit	Totals
Balance, June 22, 2002	-	$-	$-	$-	$-

Common stock issued	100	100	108,508	-	$108,608

Net loss	-	-	-	(307)	(307)

Balance, January 1, 2003	100	100	108,508	(307)	(307)

Common stock redeemed	(100)	(100)	-	-	(100)

Common stock issued	12,225,000	12,225	143,221	-	155,446

Net income	-	-	-	79,683	79,683

Balance, December 31, 2003	12,225,000	$12,225	$251,729	$79,376	$343,330

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statements of Cash Flows

For the year ended December 31, 2003, and for the period

From inception June 22, 2002 through December 31, 2002

	For the Year ended December 31, 2003	June 22, 2002 (inception) to December 31, 2002
Operating activities
Net income	$79,683	$(307)
Adjustments to reconcile net income to Net cash provided by operating activities
Depreciation	3,850	248
Consulting service paid by issuance of stock	1,000	-

Changes in assets and liabilities
Accounts receivable	(157,375)	(3,934)
Prepaid expenses	(5,000)	-
Inventories	13,223	(329)
Accounts payable	89,911	264

Net cash provided by (used for) operating activities	25,302	(4,058)

Investing activities
Expenditures on property and equipment	(29,471)	(105,705)
Deposit additions		(260)
Loans to shareholders	(1,770)	-

Net cash used in investing activities	(31,241)	(105,965)

Financing activities
Proceeds from the issuance of mortgage note	-	72,000
Principal payments on long-term debt	(2,573)	(631)
Proceeds from the sale of common stock	-	100
Additional investment by shareholders	6,065	108,508

Net cash provided by financing activities	3,492	179,977

Net increase (decrease) in cash and cash equivalents	(2,447)	69,954

Cash and cash equivalents, beginning	69,954	-

Cash and cash equivalents, end	$67,507	$69,954

Supplemental disclosures
Interest paid	$5,701	$-

Non-cash investing and financing transactions – During the year ended December 31, 2003, the Company’s major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281.

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Notes to Financial Statements

Note A – Company overview and summary of significant accounting principles

Company overview

Telesis Technology Corporation is a global aerospace and defense contractor providing maintenance, repair and overhaul (MRO) of an extensive assortment of aerospace component systems. The Company’s customer base is international, and to maintain global focus, its has two operational facilities, which have the ability to efficiently and economically process the MRO project requirements.

For the period June 22, 2002 through December 31, 2002, the Company was a developmental stage enterprise.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from testing services and from packaging and preservation services. Revenues are recognized as the services are performed.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks.

Credit risk

The Company’s major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 87% of Company sales for the year ended December 31, 2003. No provision for uncollectible accounts has been established at December 31, 2003.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their states useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings

 40 years

Furniture and equipment

 10 years

Computer and telecommunications equipment

5-7 years

Telesis Technology Corporation

(an “S” corporation)

Notes to Financial Statements

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an “S” Corporation in which all items of income and expenses and other tax attributes “pass-through” to the shareholders’ individual tax returns. Consequently, these financial statements do not include a provision for income taxes due.

Effective January 1, 2004, the Company elected out of the “S” Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to December 31, 2003 will include a provision for income taxes due by the Company.

Note B – Accounts receivable

The age profile of trade accounts receivable at December 31, 2003 is given below:

Amount

%

Period in days

0-30

$

86,544

53.65%

            31-60

40,788

25.29%

            61-90

33,977

21.06%

$          161,309

            100.00%

Note C – Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at cost or market.

Note D – Property and Equipment

Property and equipment consist of the following at December 31, 2003:

Building

$

102,049

Furniture and fixtures

    4,700

Computer and telecommunications equipment

  28,427

Less – accumulated depreciation

  (4,098)

$

131,078

Depreciation expenses totaled $2,850 and $248 for the years ended December 31, 2003 and 2002 respectively.

Note E – Related Party Transactions

The Company’s major stockholder transferred inventory items to the Company during 2003. The inventory was valued at replacement cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281 in exchange for the inventory.

The Company’s major stockholder is the recipient of a non-interest bearing loan in the amount of $1,770. The loan receivable is included in the other assets section of the balance sheet.

The Company’s major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes F and G.

Telesis Technology Corporation

(an “S” corporation)

Notes to Financial Statements

Note F – Long-Term Debt

Long-term debt consists of the following at December 31, 2003:

Real estate mortgage note issued in the original amount of $72,000

Payable at 6.50% interest. The note is amortized over thirty years with monthly payments of $631. The note is subject

to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on

November 17, 2007.

$

68,796

Less – Current maturities

(2,200)

Long-term debt, net of current maturities

$

66,596

The maturities of long-term debt are as follows:

2004

$

2,200

2005

2,520

2006

2,560

2007

            61,516

$          68,796

Note G – Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been no advances against the line of credit as of December 31, 2003.

Note H – Subsequent Events

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $0.08 per share. As of April 16, 2004, the Company closed out the offering in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended. As of April 23, 2004, the Company had not received a certified shareholder list, or the number of shares sold.

On March 5, 2004, the Company purchased an additional commercial building at a cost of $126,903. The Company financed $93,000 of the purchase price through a bank loan.

Note I – Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. During the year beginning January 1 and ending December 31, 2003, the Company issued 12,225,000 shares of common stock to the initial shareholders. The shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

Telesis Technology Corporation

Balance sheets as of March 31, 2004 and 2003

Statements of Operations, and

Cash Flows for the three month

periods ended March 31, 2004 and 2003.

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314)238-1250

St. Louis, Missouri  63127

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors

Telesis Technology Corporation

I have reviewed the accompanying balance sheet of Telesis Technology Corporation as of March 31, 2004 and 2003, and the related statements of operations and cash flows for the three month periods then ended.  These financial statements are the responsibility of the Company’s management.

I conducted my reviews in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole.  Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

E. Randall Gruber, CPA, PC has previously audited, in accordance with generally accepted auditing standards, the balance sheet of Telesis Technology Corporation as of December 31, 2003, and the related statements of operations, stockholders’ equity and cash flows for the year then ended (not presented herein) and in my report dated April 23, 2004, I expressed an unqualified opinion on those financial statements.

E. Randall Gruber, CPA, PC

St. Louis, Missouri

July 14, 2004

                                                   Member:  American Institute of Certified Public Accountants

                               Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation

(an “S” corporation)

Balance Sheets

(Unaudited)

ASSETS	March 31,
Current assets
Cash and cash equivalents	$32,058	$46,808
Accounts receivable	193,877	78,985
Inventories	526,545	1,287
Total current assets	752,480	127,080
Property and equipment (at cost), net of accumulated
depreciation of $6,148, and $648 respectively	257,414	110,985

Other assets
Loan to shareholder	5,247	--
Software, net of accumulated amortization of $100	2,966	--
Deposits	1,260	260
Total other assets	9,473	260

Total assets	1,019,367	238,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029	1,570
Accounts payable	79,397	37,960
Accrued income taxes	14,528	--
Current maturities of long-term debt	3,600	1,700
Total current liabilities	129,554	41,230
Long-term debt
Mortgages payable, net of current maturities	156,934	67,776

Deferred income taxes	1,194	--
Total liabilities	287,682	109,006
Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
Outstanding	-----------	-----------
Common stock, $0.001 par value; 100,000,000
shares authorized (2004) and $1.00 par value; 7,500
shares authorized (2003) and 12,225,000 (2004)
and 100 (2003) issued and outstanding	12,225	100
Additional paid-in capital	604,758	113,416
Retained earnings (accumulated deficit)	114,702	15,803
Total stockholders' equity	731,685	129,319
Total liabilities and stockholders' equity	$1,019,367	$238,325

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statement of Operations

(Unaudited)

	For the
	Three months ended
	March 31,
	2004	2003

Revenues
Sales	$348,127	$100,390
Cost of sales	225,496	67,772
Gross margin	122,631	32,618

Operating expenses
Selling, general and administrative expenses	70,952	15,415

Total operating expenses	70,952	15,415

Income (loss) from operations	51,679	17,203
Other expenses
Interest expense	631	--

Total other expenses	631	--

Income before income taxes	51,048	16,110

Income taxes	15,722	--

Net income	$35,326	$16,110

Weighted average number of common shares
outstanding - basic and fully diluted	12,225,000	100

Net income per share - basic and fully diluted	$0.00	$161.10

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statement of Cash Flows

(Unaudited)

	For the
	Three months ended
	March 31,
	2004	2003
Operating activities
Net income (loss)	$35,326	$16,110
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	2,150	400
Deferred income taxes	1,194	--
Changes in assets and liabilities
Accounts receivable	(32,568)	(75,051)
Prepaid expenses	5,000	--
Inventories	(38,139)	(958)
Accounts payable	(10,778)	37,696
Accrued income taxes	14,528	--
Net cash provided by operating activities	(23,287)	(21,803)
Investing activities
Expenditures for property and equipment	(128,387)	(5,928)
Expenditures for software	(3,066)	--
Loans to shareholder	(3,477)	--
Additional security deposits	(1,000)	--
Proceeds from issuance of long-term debt	125,029	1,629
Principal payments on long-term debt	(1,261)	(1,952)
Net cash used in investing activities	(12,162)	(6,251)
Financing activities
Additional investment by shareholders	--	4,908
Net cash provided by financing activities	--	4,908
Net decrease in cash and cash equivalents	(35,449)	(23,146)
Cash and cash equivalents, beginning	67,507	69,954
Cash and cash equivalents, end	$32,058	$46,808
Supplemental disclosures:
Interest paid	$631	$--

Non-cash investing and financing transactions – During the three months ended March 31, 2004, the Company’s major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid in capital in the amount of $353,029.

See accompanying notes to financial statements

Telesis Technology Corporation
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a global aerospace and defense contractor providing maintenance,
Repair and overhaul (MRO) of an extensive assortment of aerospace component systems. The Company's customer base is international, and to maintain the global focus, it has two fully operational facilities,
Which have the ability to efficiently and economically process the MRO project requirements.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent
Assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from testing services and from packaging and preservation services. Revenues are recognized as the services are performed.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 66% of Company sales for the three months
Ended March 31, 2004. No provision for uncollectible accounts has been established at March 31, 2004.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated
Useful lives of assets are as follows:

Buildings	40 years
Telesis Technology Corporation
Notes to Financial Statements
Furniture and fixtures	10 years
Computer and telecommunications equipment	5-7 years

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 include a provision for income taxes due by the Company.

Note B - Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at cost or market.

Note C - Property and equipment

Property and equipment consist of the following at March 31, 2004:

Building	$227,501
Furniture and fixtures	4,700
Computer and telecommunications equipment	31,361
263,562
Less - Accumulated depreciation	(6,148)
$257,414

Depreciation expense totaled $2,050 for the three months ended March 31, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.
The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029 in exchange for the inventory.

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $5,247. The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Long-Term Debt

Long-term debt consists of the following at March 31, 2004:

Telesis Technology Corporation
Notes to Financial Statements

Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest. The note is amortized over thirty years with monthly payments in the amount of $631. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on
November 15, 2007. The note is secured by real estate.	$67,534

Note E - Long-Term Debt (Continued)

Real estate mortgage note issued in the original amount of $93,000 payable at 6.25% interest. The note is amortized over thirty years with monthly payments in the amount of $685. The note is subject to an interest rate change based on 3.25% over the one year U.S. Treasury rate effective March 9, 2007. The balance of the note is due on March 9, 2014.
The note is secured by real estate.	93,000

Total long-term debt	160,534

Less - Current maturities	(3,600)

Long-term debt, net of current maturities	$156,934

The maturities of long-term debt are as follows:
2004	$3,600
2005	5,520
2006	6,060
2007	65,516
2008	4,500
Later years	75,338

$160,534

Note F - Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been advances totaling $32,029 against the line of credit at March 31, 2004.

Note G - Subsequent Events

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share. As of April 16, 2004, the Company closed out the offering in accord-
ance with Regulation D, Rule 504 of the Securities Act. As of June 30, 2004 the Company had
not received a certified shareholder list, or the number of shares sold from the registrar.
Telesis Technology Corporation
Notes to Financial Statements

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. As of March 31, 2004 the
Company had issued 12,225,000 shares of common stock to the initial shareholders.
The initial shareholders have entered into an agreement with the Company that the
12,225,000 shares will not be sold for two years from the issuance date.

Note I - Income Tax Expense

Income tax expense consists of the following for the three months ended March 31, 2004:

Federal income tax:

Current	$14,528

Deferred	1,194

$15,722

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation	$1,194

Note J - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.
The Company can elect to contribute to the plan. Substantially all employees who have completed at least one year of service are eligible to participate in the plan. The Company has not elected to make a contribution to the plan for the three months ended March 31, 2004.

Telesis Technology Corporation

Balance Sheets as of June 30, 2004

and 2003 (unaudited)

Statements of Operations and Statements

of Cash Flows for the six months

ended June 30, 2004 and 2003 (unaudited)

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314)238-1250

St. Louis, Missouri  63127

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Board of Directors

Telesis Technology Corporation

I have reviewed the accompanying balance sheets of Telesis Technology Corporation as of June 30, 2004 and 2003 and the related statements of operations, and cash flows for the six months ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

I conducted my reviews in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole.  Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

E. Randall Gruber, CPA, PC has previously audited, in accordance with generally accepted auditing standards, the balance sheets of Telesis Technology Corporation as of December 31, 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in my report dated April 23, 2004, I expressed an unqualified report opinion on those financial statements.

E. Randall Gruber, CPA, PC

September 19, 2004

Member:  American Institute of Certified Public Accountants

Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation

(an “S” corporation)

Balance Sheets

(Unaudited)

ASSETS	June 30,
	2004	2003
Current assets
Cash and cash equivalents	$188,343	$46,228
Accounts receivable	162,685	156,273
Inventories	472,353	2,775
Total current assets	823,381	205,276
Property and equipment (at cost), net of accumulated
depreciation of $8,498 and $1,493 respectively	272,916	107,140
Other assets
Loan to shareholder	5,247	--
Software, net of accumulated amortization of $300	3,782	--
Deposits	410	260
Total other assets	9,439	260
Total assets	1,105,736	312,676

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029	--
Accounts payable	79,395	100,873
Accrued income taxes	13,732	--
Current maturities of long-term debt	3,600	1,700
Total current liabilities	128,756	102,573

Long-term debt
Mortgages payable, net of current maturities	155,598	65,884
Deferred income taxes	6,070	--
Total liabilities	290,424	168,457

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
Outstanding	-----------	-----------
Common stock, $0.001 par value; 100,000,000
shares authorized (2004) and $1.00 par value; 7,500
shares authorized (2003) and 13,367,500 (2004)
and 100 (2003) issued and outstanding	13,368	100
Additional paid-in capital	678,676	114,573
Retained earnings	123,268	29,546
Total stockholders' equity	815,312	144,219
Total liabilities and stockholders' equity	$1,105,736	$312,676

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statement of Operations

(Unaudited)

	For the
	Six months ended
	June 30,
	2004	2003

Revenues
Sales	$678,129	$274,695
Cost of sales	448,715	203,583
Gross margin	229,414	71,112

Operating expenses
Selling, general and administrative expenses	156,954	41,259

Total operating expenses	156,954	41,259

Income from operations	72,460	29,853
Other expenses
Interest expense	8,764	--

Total other expenses	8,764	--

Income before income taxes	63,696	29,853

Income taxes	19,802	--

Net income	$43,894	$29,853

Weighted average number of common shares
outstanding - basic and fully diluted	12,713,736	100

Net income per share - basic and fully diluted	$0.00	$298.53

See accompanying notes to financial statements

Telesis Technology Corporation

(an “S” corporation)

Statement of Cash Flows

(Unaudited)

	For the
	Six months ended
	June 30,
	2004	2003
Operating activities
Net income (loss)	$43,894	$29,853
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	4,700	400
Deferred income taxes	6,070	--

Changes in assets and liabilities
Accounts receivable	(1,379)	(152,339)
Prepaid expenses	5,000	--
Inventories	16,053	(2,446)
Accounts payable	(10,778)	101,137
Accrued income taxes	13,732	--
Net cash provided by (used in) operating activities	77,292	(23,395)
Investing activities
Expenditures for property and equipment	(146,238)	(3,000)
Expenditures for software	(4,083)	--
Loans to shareholder	(3,477)	--
Additional security deposits	(150)	--
Proceeds from issuance of long-term debt	125,029
Principal payments on long-term debt	(2,598)	(2,239)

Net cash used in investing activities	(31,517)	(5,239)
Financing activities
Additional investment by shareholders	75,061	4,908

Net cash provided by financing activities	75,061	4,908
Net increase (decrease) in cash and cash equivalents	120,836	(23,726)
Cash and cash equivalents, beginning	67,507	69,954
Cash and cash equivalents, end	$188,343	$46,228
Supplemental disclosures:
Interest paid	$8,764	$--
Non-cash investing and financing transactions - During the six months ended
June 30, 2004, the Company's major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029.

See accompanying notes to financial statements

Telesis Technology Corporation
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a publicly traded multi-faceted high technology company that designs, develops, tests, manufactures and markets a diverse range of aerospace and defense products. The Company is focused on providing product, system and service solutions for commercial and government customers. The Company has five operating divisions - Governmental
Products Division (GPD); Commercial Products Division (CPD); Telesis Aerospace; Telesis Test
Labs; and Telesis RF.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

Revenues are recognized as services are performed, or as goods and services are shipped.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 67% of Company sales for the six months ended June 30, 2004. No provision for uncollectible accounts has been established at June 30, 2004.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings		40 years
Telesis Technology Corporation
Notes to Financial Statements
Furniture and fixtures		10 years
Computer and telecommunications equipment		5-7 years

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 include a provision for income taxes due by the Company.

Note B - Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at cost or market.

Note C - Property and equipment

Property and equipment consist of the following at June 30, 2004:

Building		$227,501
Furniture and fixtures		4,700
Computer and telecommunications equipment		49,213
		281,414
Less - Accumulated depreciation		(8,498)
		$272,916

Depreciation expense totaled $4,400 for the six months ended June 30, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.
The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029 in exchange for the inventory.

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $5,247. The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Long-Term Debt

Long-term debt consists of the following at June 30, 2004:

Telesis Technology Corporation
Notes to Financial Statements
Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest. The note is amortized over thirty years with monthly payments in the amount of $631. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on
November 15, 2007. The note is secured by real estate.		$66,738

Note E - Long-Term Debt (Continued)

Real estate mortgage note issued in the original amount of $93,000 payable at 6.25% interest. The note is amortized over thirty years with monthly payments in the amount of $685. The note is subject to an interest rate change based on 3.25% over the one year U.S. Treasury rate effective March 9, 2007. The balance of the note is due on March 9, 2014.
The note is secured by real estate.		92,460

Total long-term debt		159,198

Less - Current maturities		(3,600)

Long-term debt, net of current maturities		$155,598

The maturities of long-term debt are as follows:

	2004	$3,600
	2005	5,520
	2006	6,060
	2007	64,180
	2008	4,500
	Later years	75,338

		$159,198

Note F - Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been advances totaling $32,029 against the line of credit at June 30, 2004.

Note G - Subsequent Events

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share. As of April 16, 2004, the Company closed out the offering in accord-
ance with Regulation D, Rule 504 of the Securities Act.

Telesis Technology Corporation
Notes to Financial Statements

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. As of June 30, 2004 the
Company had issued 13,367,500 shares of common stock. The initial shareholders hold
12,225,000 shares. The initial shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

Note I - Income Tax Expense

Income tax expense consists of the following for the six months ended June 30, 2004:

Federal income tax:

Current	$13,732

Deferred	6,070

	$19,802

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation	$17,853

Note J - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.
The Company can elect to contribute to the plan. Substantially all employees who have completed at least one year of service are eligible to participate in the plan. The Company has not elected to make a contribution to the plan for the six months ended June 30, 2004.

Part III

Item 1.

Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed June 6, 2002 and Amendments Thereto
b. By-Laws of the Company adopted June 18, 2000

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis Technology Corporation

(Registrant)

Date:

October 27, 2004

By:

/s/ Hasit Vibhakar

Hasit Vibhakar, CEO, President, and Director